Exhibit 99.1

EXPERT 2020 IMPACTED MORE THAN

FIVE MILLION PEOPLE

São Paulo, Brazil, July 20, 2020 – During the last ten years XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, created one of the most important investment events in Brazil named “Expert”. Like in previous years, Expert 2019 took place in a large venue in São Paulo, attracting more than 30,000 participants. However, in 2020, under the global pandemic, XP reinvented Expert by creating a completely new concept for its 10th edition during one of the most challenging times in our history.

Held 100% digitally and free of charge for the first time, Expert, which was already considered the largest investment event in the world, impacted more than five million people between July 14th and 18th, up exponentially from prior years. The event had more than 200 speakers and a total of more than 200 hours of content on investments, innovation, technology, economics, politics, sustainability, and culture, among others.

In addition to Expert’s central platform, the sessions were also available on social media: Facebook, Instagram, LinkedIn, YouTube and Twitter. With the central theme, “A new view for a new future,” the event was attended by Malala Yousafzai, Ray Dalio, Howard Marks, Adena Friedman, Tony Blair, Magic Johnson, Nassim Taleb, Paulo Guedes, and Rodrigo Maia, among others. Additionally, Expert 2020 was widely covered by the media, with more than 1,200 stories published during the event, further extending the number of people impacted.

“The Covid-19 pandemic took everyone by surprise and forced us to reshape our work and service formats, driving us to innovate and make Expert even more meaningful and impactful than ever. The opportunity to share this level of content with millions of Brazilians, and the feedbacks we received was tremendous,” said Bruno Constantino, XP’s Chief Financial Officer.

The success of the event was also reflected in the significant increase of accounts opened in recent weeks, with new accounts tracking to a record high thus far in July and representing 10%+ growth compared to the monthly average thus far in 2020. This growth has been enhanced by the digitalization process, reinforcing the relevance of our direct and IFA channels, as well as XP’s differentiated position during the ongoing Equitization of portfolios in Brazil. This is also clear considering the 81% year-over-year increase in active clients.

Total Active Clients (‘000s) and Channel Breakdown

According to Guilherme Benchimol, XP’s Chief Executive Officer, “the acceleration of digitalization is an irreversible trend. The exponential growth in our retail channels is partially related to this trend. Expert was created 10 years ago to promote exclusive content for IFAs. We decided to open it to the public in 2017, and realized the event’s role in reinforcing, through access to content, our purpose of transforming the financial market to improve peoples’ lives. The Equitization trend is stronger than ever in Brazil. The digitalization trend is accelerating, diversification is important as ever, but education remains the key to our success,” Mr. Benchimol added.

XP’s Education DNA has been a major distinction and helped to provide outstanding content and access to global speakers to millions of Brazilians, reinforcing the theme of financial education across the country.

“One of XP's key objectives is to provide access to content to help support investors in decision making and, especially at a time filled with so many uncertainties. We aim to bring important debates, not only for investors, but for society more broadly. Expert was not just another set of live sessions.” We brought multiple interactive panels, both for the public and speakers who were part of another chapter in our history, said Karel Luketic, XP’s Marketing and Digital Content Director. Finally, it is important to highlight that the content will continue to be available at https://eventoexpert.xpi.com.br/

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com

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